(A free translation of the original in Portuguese)


Companhia Brasileira
de Distribuicao
Report of Independent Accountants
on the Limited Review of the Quarterly
Information (ITR)
September 30, 2003

(A free translation of the original in Portuguese)


Report of Independent Accountants on the Limited Review


To the Board of Directors and Shareholders
Companhia Brasileira de Distribuicao



1 We have carried out limited reviews of the Quarterly Information (ITR) of Companhia Brasileira de Distribuicao for the quarters and nine-month periods ended September 30 and June 30, 2003 and September 30, 2002. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council and mainly comprised:
     (a) inquiries of and discussion with company officials responsible for the accounting, financial and operational areas of the Company with regard to the main criteria used for the preparation of the quarterly information and
     (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting principles determined in Brazilian corporate legislation and applicable to the preparation of the quarterly information in accordance with the requirements of the Brazilian Securities Commission (CVM).

Companhia Brasileira de Distribuicao

4 Our limited reviews were conducted to permit us to issue a report on the Quarterly Information (ITR) referred to in paragraph 1. The statements of cash flow and of added value, which are included in the Quarterly Information to provide supplemental information on the company, are not required to be presented by Brazilian accounting practices. The statements of cash flow and of added value were submitted to the same limited review procedures mentioned in paragraph 2. We have identified no significant changes to these statements which would be required to be made for them to be fairly presented in all material aspects in relation to the Quarterly Information taken as a whole.

     Sao Paulo, October 27, 2003



     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5



     Jair R. Allgayer
     Contador CRC 1SP108476/O-3

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

--------------------------------------------------------------------------------
Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.
--------------------------------------------------------------------------------


01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - National Corporate Taxpayers' Registration- CNPJ
01482-6             COMPANHIA BRASILEIRA DE DISTRIBUICAO            47.508.411/0001-56
------------------------------------------------------------------------------------------------------------------------------------
4 - Registration Number - NIRE
35900089901
------------------------------------------------------------------------------------------------------------------------------------


01.02    - HEAD OFFICE
------------------------------------------------------------------------------------------------------------------------------------
1 - FULL ADDRESS                    2 - SUBURB OR DISTRICT
 Av. Brigadeiro Luis Antonio, 3142   Jardim Paulista
------------------------------------------------------------------------------------------------------------------------------------
3 - ZIP CODE                        4 - MUNICIPALITY                                                5 - STATE
 01402-000                           SAO PAULO                                                       SP
------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE                  9 - TELEPHONE            10 - TELEX
 011                     3886-0533
------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX                    13 - FAX                       14 - FAX
 011                     3884-7177
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
cbd.ri@grupopaodeacucar.com.br
------------------------------------------------------------------------------------------------------------------------------------


01.03     - INVESTOR RELATIONS OFFICER (Company Mail Address)

------------------------------------------------------------------------------------------------------------------------------------
1 - NAME                         2 - FULL ADDRESS
 Fernando Queiroz Tracanella      Av. Brigadeiro Luis Antonio, 3142
------------------------------------------------------------------------------------------------------------------------------------
3 - SUBURB OR DISTRICT           4 - ZIP CODE                           5 - MUNICIPALITY                    6 - STATE
 Jardim Paulista                  01402-000                              SAO PAULO                           SP
------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE                  10 - TELEPHONE           11 - TELEX
 011                     3886-0421
------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                       15 - FAX
 011                     3884-2566
------------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
cbd.ri@grupopaodeacucar.com.br
------------------------------------------------------------------------------------------------------------------------------------


01.04    - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

------------------------------------------------------------------------------------------------------------------------------------
         CURRENT YEAR                           CURRENT QUARTER                                      PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------------------
  1-BEGINNING        2-END       3-QUARTER      4-BEGINNING         5-END        6-QUARTER     7-BEGINNING              8-END
------------------------------------------------------------------------------------------------------------------------------------
    1/1/2003       12/31/2003         3           7/01/2003        9/30/2003          2           4/1/2003             6/30/2003
------------------------------------------------------------------------------------------------------------------------------------
9 - AUDITOR                                                                                                    10-CVM CODE
PricewaterhouseCoopers Auditores Independentes                                                                 00287-9
------------------------------------------------------------------------------------------------------------------------------------
11-NAME OF RESPONSIBLE PARTNER                                                                12-INDIVIDUAL TAXPAYERS' REGISTRATION
                                                                                              - CPF
Jair Reduzino Allgayer                                                                        111.975.100-44
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)


FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

------------------------------------------------------------------------------------------------------------------------------------
01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                                             3 - National Corporate Taxpayers'
                                                                                               Registration - CNPJ
01482-6                           COMPANHIA BRASILEIRA DE DISTRIBUICAO                         47.508.411/0001-56
------------------------------------------------------------------------------------------------------------------------------------


01.05    - CAPITAL COMPOSITION

------------------------------------------------------------------------------------------------------------------------------------
         Number of shares                  Current Quarter                Prior quarter              Same quarter in prior year
            (THOUSAND)                        9/30/2003                     6/30/2003                        9/30/2002
------------------------------------------------------------------------------------------------------------------------------------
Subscribed Capital
------------------------------------------------------------------------------------------------------------------------------------
1 - Common                                               63,470,811                 63,470,811                            63,470,811
------------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                                            49,715,328                 49,715,328                            49,593,728
------------------------------------------------------------------------------------------------------------------------------------
3 - Total                                               113,186,139                113,186,139                           113,064,539
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
4 - Common                                                        0                          0                                     0
------------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                                     0                          0                                     0
------------------------------------------------------------------------------------------------------------------------------------
6 - Total                                                         0                          0                                     0
------------------------------------------------------------------------------------------------------------------------------------

01.06    - CHARACTERISTICS OF THE COMPANY

------------------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
------------------------------------------------------------------------------------------------------------------------------------
2  -  SITUATION
Operating
------------------------------------------------------------------------------------------------------------------------------------
3 - SHARE CONTROL NATURE
Private national
------------------------------------------------------------------------------------------------------------------------------------
4  -  ACTIVITY CODE
1040600 - Supermarkets
------------------------------------------------------------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Retail Trade
------------------------------------------------------------------------------------------------------------------------------------
6 - CONSOLIDATION TYPE
Partial
------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Unqualified
------------------------------------------------------------------------------------------------------------------------------------


01.07    - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              2 - CNPJ              3 - NAME
------------------------------------------------------------------------------------------------------------------------------------
01                    ../-s                 CBD Technology Inc.
------------------------------------------------------------------------------------------------------------------------------------


01.08    - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - EVENT        3 - DATE APPROVED  4 - AMOUNT                         5 - DATE OF        6 - TYPE OF     7 - YIELD PER
                                                                                 PAYMENT            SHARE           SHARE
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)


FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                             2 - COMPANY NAME                                   3 - National Corporate Taxpayers'
                                                                                            Registration - CNPJ
01482-6                                  COMPANHIA BRASILEIRA DE DISTRIBUICAO               47.508.411/0001-56
------------------------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - CHANGE DATE  3 - CAPITAL                    4 - CHANGE AMOUNT           5 - CHANGE NATURE
                                  (IN THOUSANDS OF REAIS)      (IN THOUSANDS OF REAIS)
------------------------------------------------------------------------------------------------------------------------------------
01          4/30/2003                       2,979,428           229,654                 Capitalization of reserve
------------------------------------------------------------------------------------------------------------------------------------

(Table Continued)
------------------------------------------------------------------------------------------------------------------------------------
7 - NUMBER OF SHARES ISSUED               8 - SHARE PRICE ON ISSUE DATE
      (THOUSAND)                            (IN REAIS)
------------------------------------------------------------------------------------------------------------------------------------
                     0                                  0.0000000000
------------------------------------------------------------------------------------------------------------------------------------


01.10 - INVESTOR RELATIONS OFFICER

------------------------------------------------------------------------------------------------------------------------------------
1 - DATE                                 2 - SIGNATURE
10/28/2003
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - Identification

----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - Name                                                         3 - CNPJ

01482-6             COMPANHIA BRASILEIRA DE DISTRIBUICAO                             47.508.411/0001-56
----------------------------------------------------------------------------------------------------------------

02.01 - Balance Sheet - Assets (Thousands of reais)

--------------- -------------------------------------- ------------------------------- -------------------------
1 - CODE        2 - Description                        3 - 9/30/2003                   4 - 6/30/2003
--------------- -------------------------------------- ------------------------------- -------------------------
1               Total assets                                                8,466,712                 8,514,204
--------------- -------------------------------------- ------------------------------- -------------------------
1.01            Current assets                                              2,973,527                 3,037,514
--------------- -------------------------------------- ------------------------------- -------------------------
1.01.01         Available funds                                               680,850                   970,318
--------------- -------------------------------------- ------------------------------- -------------------------
1.01.01.01      Cash and banks                                                 49,192                    54,543
--------------- -------------------------------------- ------------------------------- -------------------------
1.01.01.02      Financial investments                                         631,658                   915,775
--------------- -------------------------------------- ------------------------------- -------------------------
1.01.02         Receivables                                                 1,537,948                 1,352,956
--------------- -------------------------------------- ------------------------------- -------------------------
1.01.02.01      Trade accounts receivable                                   1,083,466                   984,014
--------------- -------------------------------------- ------------------------------- -------------------------
1.01.02.04      Advances to suppliers and employees                            40,531                    34,412
--------------- -------------------------------------- ------------------------------- -------------------------
1.01.02.05      Taxes recoverable                                             253,070                   168,546
--------------- -------------------------------------- ------------------------------- -------------------------
1.01.02.06      Other receivables                                             160,881                   165,984
--------------- -------------------------------------- ------------------------------- -------------------------
1.01.03         Inventories                                                   724,755                   675,122
--------------- -------------------------------------- ------------------------------- -------------------------
1.01.04         Other                                                          29,974                    39,118
--------------- -------------------------------------- ------------------------------- -------------------------
1.01.04.01      Prepaid expenses                                               29,974                    39,118
--------------- -------------------------------------- ------------------------------- -------------------------
1.02            Long-term receivables                                         615,476                   669,338
--------------- -------------------------------------- ------------------------------- -------------------------
1.02.01         Sundry receivables                                            178,752                   159,654
--------------- -------------------------------------- ------------------------------- -------------------------
1.02.01.01      Trade accounts receivable                                      21,183                    14,510
--------------- -------------------------------------- ------------------------------- -------------------------
1.02.01.02      Deferred income tax                                            18,642                    17,847
--------------- -------------------------------------- ------------------------------- -------------------------
1.02.01.03      Judicial deposits                                             135,236                   123,271
--------------- -------------------------------------- ------------------------------- -------------------------
1.02.01.04      Prepaid expenses                                                3,691                     4,026
--------------- -------------------------------------- ------------------------------- -------------------------
1.02.02         Receivables from related companies                            436,724                   509,684
--------------- -------------------------------------- ------------------------------- -------------------------
1.02.02.01      Associated companies                                                0                         0
--------------- -------------------------------------- ------------------------------- -------------------------
1.02.02.02      Subsidiary companies                                          436,724                   509,684
--------------- -------------------------------------- ------------------------------- -------------------------
1.02.02.02.01   Current accounts with subsidiary                              436,724
                companies                                                                               509,684
--------------- -------------------------------------- ------------------------------- -------------------------
1.02.02.03      Other related companies                                             0                         0
--------------- -------------------------------------- ------------------------------- -------------------------
1.02.03         Other                                                               0                         0
--------------- -------------------------------------- ------------------------------- -------------------------
1.03            Permanent assets                                            4,877,709                 4,807,352
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.01         Investments                                                   734,967                   707,341
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.01.01      Associated companies                                                0                         0
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.01.02      Subsidiary companies                                          734,731                   707,105
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.01.03      Other                                                             236                       236
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.01.03.01   Investments in other companies                                    236                       236
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.02         Property and equipment                                      3,456,685                 3,385,647
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.02.01      Land                                                          762,891                   749,798
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.02.02      Buildings                                                   1,624,170                 1,559,072
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.02.03      Building improvements                                         601,850                   582,676
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.02.04      Equipment                                                     298,608                   309,063
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.02.05      Installations                                                  96,608                   105,991
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.02.06      Furniture and fixtures                                         56,381                    57,115
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.02.07      Vehicles                                                        2,860                     3,789
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.02.08      Construction in progress                                       10,939                    13,678
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.02.09      Other                                                           2,378                     4,465
--------------- -------------------------------------- ------------------------------- -------------------------
1.03.03         Deferred charges                                              686,057                   714,364
--------------- -------------------------------------- ------------------------------- -------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - Identification

------------------- ---------------------------------------------------------------- ---------------------------
1 - CVM CODE        2 - Name                                                         3 - CNPJ
------------------- ---------------------------------------------------------------- ---------------------------
01482-6             COMPANHIA BRASILEIRA DE DISTRIBUICAO                             47.508.411/0001-56
------------------- ---------------------------------------------------------------- ---------------------------


02.02 - Balance Sheet - Liabilities and Shareholders' Equity (Thousands of reais)

-------------- -------------------------------------------- -------------------------- -------------------------
1 - CODE       2 - Description                              3 - 9/30/2003              4 - 6/30/2003
-------------- -------------------------------------------- -------------------------- -------------------------
2              Total liabilities and shareholders' equity                   8,466,712                 8,514,204
-------------- -------------------------------------------- -------------------------- -------------------------
2.01           Current liabilities                                          2,653,905                 2,853,952
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.01        Loans and financings                                         1,486,872                 1,734,022
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.02        Debentures                                                      39,419                    91,733
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.03        Suppliers                                                      781,506                   693,912
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.04        Taxes, charges and contributions                                51,189                    46,431
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.04.01     Taxes on sales                                                  15,157                    15,327
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.04.02     Tax installments                                                28,593                    27,609
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.04.03     Provision for income tax                                         7,439                     3,495
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.05        Dividends payable                                                    0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.06        Provisions                                                     101,405                   103,263
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.06.01     Provision for net capital deficiency                           101,405                   103,263
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.07        Payables to related companies                                   39,900                    43,047
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.07.01     Current accounts with related companies                         39,900                    43,047
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.08        Other liabilities                                              153,614                   141,544
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.08.01     Purchase of assets                                               8,923                     1,269
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.08.02     Salaries and related contributions                             106,721                    93,017
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.08.03     Public services                                                  3,018                     2,896
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.08.04     Rents                                                           13,482                    13,717
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.08.05     Advertising                                                      1,680                     1,741
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.08.06     Insurance                                                          577                     1,533
-------------- -------------------------------------------- -------------------------- -------------------------
2.01.08.07     Other accounts payable                                          19,213                    27,371
-------------- -------------------------------------------- -------------------------- -------------------------
2.02           Long-term liabilities                                        2,071,333                 1,970,861
-------------- -------------------------------------------- -------------------------- -------------------------
2.02.01        Loans and financings                                           555,086                   479,649
-------------- -------------------------------------------- -------------------------- -------------------------
2.02.02        Debentures                                                     440,860                   478,690
-------------- -------------------------------------------- -------------------------- -------------------------
2.02.03        Provisions                                                           0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.02.04        Payables to related companies                                        0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.02.05        Other liabilities                                            1,075,387                 1,012,522
-------------- -------------------------------------------- -------------------------- -------------------------
2.02.05.01     Provision for contingencies                                    981,665                   915,641
-------------- -------------------------------------------- -------------------------- -------------------------
2.02.05.02     Purchase of assets                                               2,919                     2,861
-------------- -------------------------------------------- -------------------------- -------------------------
2.02.05.03     Tax installments                                                84,123                    85,751
-------------- -------------------------------------------- -------------------------- -------------------------
2.02.05.04     Others                                                           6,680                     8,269
-------------- -------------------------------------------- -------------------------- -------------------------
2.03           Deferred income                                                      0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.05           Shareholders' equity                                         3,741,474                 3,689,391
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.01        Paid-up capital                                              2,979,428                 2,979,428
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.02        Capital reserves                                               344,242                   344,242
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.02.01     Fiscal incentives                                                    0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.02.02     Subscription bonus                                             344,242                   344,242
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.03        Revaluation reserves                                                 0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.03.01     Own assets                                                           0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.03.02     Subsidiary/associated companies                                      0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.04        Revenue reserves                                               417,804                   365,721
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.04.01     Legal                                                           76,179                    76,179
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.04.02     Statutory                                                            0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.04.03     For contingencies                                                    0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.04.04     Unrealized profits                                              13,867                    13,867
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.04.05     Retention of profits                                           327,758                   275,675
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.04.06     Special for undistributed dividends                                  0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.04.07     Other                                                                0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.05.04.07.01  Reserve for expansion                                                0                         0
-------------- -------------------------------------------- -------------------------- -------------------------
2.005.005      Retained earnings/accumulated deficit                                0                         0
-------------- -------------------------------------------- -------------------------- -------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER



01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE            2 - COMPANY NAME                                               3 - National Corporate Taxpayers'
                                                                                       Registration - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01482-6                 COMPANHIA BRASILEIRA DE DISTRIBUICAO                           47.508.411/0001-56
------------------------------------------------------------------------------------------------------------------------------------


03.01 - STATEMENT OF INCOME FOR THE QUARTER (Thousands of reais)

----------------------------------------------------------------------------------------------------------------
 1 - CODE    2 - DESCRIPTION                             3 - 7/1/2003 to 9/30/2003    4 - 1/1/2003 to 9/30/2003
----------------------------------------------------------------------------------------------------------------
 3.01        Gross sales and/or services                                  2,542,013              7,850,814
----------------------------------------------------------------------------------------------------------------
 3.02        Deductions                                                   (400,642)            (1,227,331)
----------------------------------------------------------------------------------------------------------------
 3.03        Net sales and/or services                                    2,141,371              6,623,483
----------------------------------------------------------------------------------------------------------------
 3.04        Cost of sales and/or services rendered                     (1,525,355)            (4,757,713)
----------------------------------------------------------------------------------------------------------------
 3.05        Gross profit                                                   616,016              1,865,770
----------------------------------------------------------------------------------------------------------------
 3.06        Operating (expenses) income                                  (582,563)            (1,739,961)
----------------------------------------------------------------------------------------------------------------
 3.06.01     Selling                                                      (325,423)            (1,008,268)
----------------------------------------------------------------------------------------------------------------
 3.06.02     General and administrative                                   (110,991)              (305,122)
----------------------------------------------------------------------------------------------------------------
 3.06.03     Financial                                                     (69,032)              (186,988)
----------------------------------------------------------------------------------------------------------------
 3.06.03.01  Financial income                                                97,589                341,118
----------------------------------------------------------------------------------------------------------------
 3.06.03.02  Financial expenses                                           (166,621)              (528,106)
----------------------------------------------------------------------------------------------------------------
 3.06.04     Other operating income                                               0                      0
----------------------------------------------------------------------------------------------------------------
 3.06.05     Other operating expenses                                     (111,387)              (325,916)
----------------------------------------------------------------------------------------------------------------
 3.06.05.01  Other taxes and charges                                        (8,901)               (26,468)
----------------------------------------------------------------------------------------------------------------
 3.06.05.02  Depreciation and amortization                                (104,344)              (287,061)
----------------------------------------------------------------------------------------------------------------
 3.06.05.03  Gain (loss) on investment in subsidiary company                  1,858               (12,387)
----------------------------------------------------------------------------------------------------------------
 3.06.06     Equity in the results of subsidiary and associated
             companies                                                       34,270                 86,333
----------------------------------------------------------------------------------------------------------------
 3.07        Operating profit                                                33,453                125,809
----------------------------------------------------------------------------------------------------------------
 3.08        Non-operating results                                            4,330                  7,706
----------------------------------------------------------------------------------------------------------------
 3.08.01     Revenue                                                          4,330                  7,905
----------------------------------------------------------------------------------------------------------------
 3.08.02     Expenses                                                             0                  (199)
----------------------------------------------------------------------------------------------------------------
 3.09        Income before taxation and profit sharing                       37,783                133,515
----------------------------------------------------------------------------------------------------------------
 3.10        Provision for income tax and social contribution                 3,509               (10,796)
----------------------------------------------------------------------------------------------------------------
 3.11        Deferred income tax                                             10,791                 26,715
----------------------------------------------------------------------------------------------------------------
 3.12        Statutory profit sharing and contributions                           0                      0
----------------------------------------------------------------------------------------------------------------
 3.12.01     Profit sharing                                                       0                      0
----------------------------------------------------------------------------------------------------------------
 3.12.02     Contributions                                                        0                      0
----------------------------------------------------------------------------------------------------------------
 3.13        Reversal of interest on own capital                                  0                      0
----------------------------------------------------------------------------------------------------------------
 3.15        Net income for the quarter/six-month period                     52,083                149,434
----------------------------------------------------------------------------------------------------------------
             Number of shares, ex-treasury (in thousands)               113,186,139            113,186,139
----------------------------------------------------------------------------------------------------------------
             Net income per share                                           0.00046                0.00132
----------------------------------------------------------------------------------------------------------------
             Loss per share
----------------------------------------------------------------------------------------------------------------


(Table Continued)

------------------------------------------------------------
   5 - 7/1/2002 to 9/30/2002       6 - 1/1/2002 to 9/30/2002
------------------------------------------------------------
              2,205,616                         6,616,468
------------------------------------------------------------
              (342,416)                       (1,024,046)
------------------------------------------------------------
              1,863,200                         5,592,422
------------------------------------------------------------
            (1,321,625)                       (3,988,552)
------------------------------------------------------------
                541,575                         1,603,870
------------------------------------------------------------
              (520,061)                       (1,438,223)
------------------------------------------------------------
              (290,518)                         (873,492)
------------------------------------------------------------
               (73,832)                         (222,069)
------------------------------------------------------------
               (16,248)                          (57,149)
------------------------------------------------------------
                 65,915                           279,587
------------------------------------------------------------
               (82,163)                         (336,736)
------------------------------------------------------------
                      0                                 0
------------------------------------------------------------
              (112,596)                         (307,244)
------------------------------------------------------------
               (13,403)                          (35,480)
------------------------------------------------------------
               (98,258)                         (260,138)
------------------------------------------------------------
                  (935)                          (11,626)
------------------------------------------------------------
               (26,867)                            21,731
------------------------------------------------------------
                 21,514                           165,647
------------------------------------------------------------
                  1,024                             3,577
------------------------------------------------------------
                  1,348                             3,926
------------------------------------------------------------
                  (324)                             (349)
------------------------------------------------------------
                 22,538                           169,224
------------------------------------------------------------
                 13,691                          (26,575)
------------------------------------------------------------
                      0                                 0
------------------------------------------------------------
                      0                                 0
------------------------------------------------------------
                      0                                 0
------------------------------------------------------------
                      0                                 0
------------------------------------------------------------
                      0                                 0
------------------------------------------------------------
                 36,229                           142,649
------------------------------------------------------------
            113,064,539                       113,064,539
------------------------------------------------------------
                0.00032                           0.00126
------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


1    Operations

     The Company operates primarily as a retailer of food, apparel, home appliances and other products through its chain of hypermarkets, supermarkets, specialized outlets and home appliance stores which operate under the tradenames: "Pao de Acucar", "Extra", "Barateiro", "Comprebem" and "ExtraEletro". At September 30, 2003, the Company had 488 stores (489 at June 30, 2003), of which 408 operated by the Company, 18 managed by its subsidiary Novasoc Comercial Ltda, ("Novasoc"), 54 managed by its subsidiary Se Supermercados Ltda ("Se") and 8 stores managed by its subsidiary Companhia Pernambucana de Alimentacao, ("CIPAL").


2    Significant Accounting Policies and Consolidation Criteria

     The financial information has been prepared in conformity with the accounting principles and practices adopted in the preparation of the Company's financial statements as of and for the year ended December 31, 2002, which were published on February 19, 2003.

     For the purposes of consolidating the financial information of the Company and its subsidiaries Novasoc, Se, CIPAL and Golden Auto Posto Ltda. ("Golden"), the proportion equal to the investments in to the equity of the investee, in the results of the investee, and intercompany assets, liabilities, revenue, expenses and unrealized profits were eliminated.

     Pursuant to CVM Instruction 247/96, the financial information of the wholly-owned subsidiary CBD Technology, Inc, ("CBD Tech") was not consolidated since it is immaterial to the consolidated financial statements.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Accordingly, the financial information of the parent company and the consolidated financial information include various estimates, amongst which those relating to the definition of useful lives of permanent assets, provisions necessary for contingent liabilities, provisions for income tax and others. Actual results could differ from those estimates.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


3    Trade Accounts Receivable

                                                                              Parent company    Consolidated
                                                                ----------------------------    ---------------
                                                                9.30.2003          6.30.2003         9.30.2003
                                                                -------------  -------------    ---------------
      Current
      Attributable to sales involving:
        Credit card entities                                      512,903            461,150           581,475
        Customer credit financings                                143,133            156,395           149,743
        Sales vouchers and others                                  86,618             82,696            90,674
        Installment sales (post-dated checks)                      61,026             57,516            68,876
        Accounts receivable - subsidiary companies                300,973            251,206
        Allowance for doubtful accounts                          (21,187)            (24,949)         (22,152)
                                                                -------------  -------------    ---------------
                                                                1,083,466            984,014           868,616
                                                                =============  =============    ===============
      Long-term
      Attributable to sales involving:
        Customer credit financing and other                        21,183             14,510            21,338
        Accounts receivable - Paes Mendonca                                                            256,030
                                                                -------------  -------------    ---------------
                                                                   21,183             14,510           277,368
                                                                =============  =============    ===============

     Credit card sales relate to sales through co-branded third party credit cards, and are payable in installments in up to 12 months.

     Customer credit financings accrues interest of to 7.0% per month (6.30.2003
     - 7.9%) and with payment terms of up to 24 months for installment plants. Installment sales represent post-dated checks which accrue interest of up to 6.0% per month (6.30.2003 - 6.9%) and settlement in up to 60 days.

     Accounts receivable from subsidiary companies (Novasoc, Se and CIPAL) relate to the sale of merchandise supplied to the stores by the Company.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


     Accounts receivable - Paes Mendonca - relate mainly to payments by Novasoc of certain of Paes Mendonca's obligations under the terms of the lease agreement with Paes Mendonca S.A. ("Paes Mendonca"), which are remunerated based on the IGP-M (General Price Index). Pursuant to the contract, the receivables are secured based on the location rights of stores currently operated by Novasoc.

     The allowance for doubtful accounts is estimated based on the average of prior-period effective losses complemented by management's estimate of probable future losses:

                                                                              Parent company    Consolidated
                                                                ----------------------------    ---------------
                                                                9.30.2003          6.30.2003         9.30.2003
                                                                -------------  -------------    ---------------
      Attributable to sales involving:
      Customer credit financings                                  (19,227)           (23,002)         (19,971)
      Installment sales (post-dated checks)                        (1,960)            (1,947)          (2,181)
                                                                -------------  -------------    ---------------
                                                                  (21,187)           (24,949)          (22,152)
                                                                -------------  -------------    ---------------

     The policies for establishing this allowance are as follows:

     . Customer credit financings - based on historical loss indices over the past 12 months; the write-offs of receivables overdue for more than 180 days are charged against the allowance.

     . Installment sales (post-dated checks) - based on the historical average indices of checks returned and recoveries over the past 12 months; the write-off of returned checks is effected after all legal procedures have been completed and are charged against the allowance.

     . Credit cards and sales vouchers - an allowance for doubtful accounts is not required as the credit risk is substantially assumed by the third party entities.

a) On September 19, 2003 the Company concluded the structure and incorporation of Pao de Acucar Fundo de Investimento em Direitos Creditorios, referred to as "Fund".

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


     The Fund is a receivables securitization fund formed in compliance with CVM Instructions 356/2001 and 393/2003 for the purpose of acquiring trade receivables pertaining to the Company and other retail companies controlled by the Company (the "Assignors"), arising from the sale of products and services to their customers through the use of credit cards, post-dated checks, purchase vouchers and installment purchase booklets (the "Credit Rights").

     The Fund's net equity is represented by 10,000 quotas, of which 3,700 quotas are senior A quotas, 4,300 are senior B quotas and 2,000 are subordinated quotas, with a unit amount of R$ 50 each, totaling R$ 400,000 in senior A and B quotas and R$ 100,000 in subordinated quotas.

     For the senior A and B quotas, the return will be approximately 103% and 101% of the CDI rate, respectively. Any excess remuneration of the fund after the return to the senior quotas will be used to remunerate the subordinated quotas.

     The Assignors shall on occasion make assignments and transfers of Credit Rights to the fund over a period of five years, which may be extended for a further period of five years.

     At September 30, 2003, no assignment or transfer of credit rights had been made by the Company or its subsidiaries and associated companies (Note 15.)


4    Inventories

                                                                              Parent company    Consolidated
                                                                ----------------------------    ---------------
                                                                9.30.2003          6.30.2003         9.30.2003
                                                                -------------  -------------    ---------------
      In stores                                                   501,631            466,146           577,266
      In distribution centers                                     223,124            208,976           234,530
                                                                -------------  -------------    ---------------
                                                                  724,755            675,122           811,796
                                                                -------------  -------------    ---------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


5    Related Companies

     Receivables: These are receivables generated substantially by trade commission transactions with the subsidiary Se amounting to R$ 436,724 (06.30.2003 - R$ 509,684).

     Payables: These balances refer to payables generated substantially by trade commission transactions with the subsidiaries Novasoc, CIPAL, Golden and the parent company amounting to R$ 39,900 (6.30.2003 - R$ 43,047).

     The trade commission contracts with related parties bear financial charges comparable to the administration fee on such trade commissions.


6     Investments

(a)   Information on investments at September 30, 2003

                                                                                  Shareholders'     Net income
                                         Shares/     Percentage                         equity          (loss)
                                          Quotas         owner-                   (net capital         for the
                                            Held       ship - %         Capital    deficiency)         quarter
                                    ------------     ----------         -------   -------------     -----------
      Novasoc                              1,000          10.00              10       (101,405)          1,858
      CBD Tech                             1,000          99.99          21,006         15,055          (1,364)
      Se                             996,806,689          99.99         996,807        480,815          35,503
      Golden                             649,999          99.99             650            795             131

     Goodwill on the acquisition of companies is supported by appraisal reports of independent experts and is based principally on the expected future profitability of these companies and valuation of property and equipment, and is being amortized based on the projected of the stores acquired and/or in conformity with the depreciable lives of the assets from which the goodwill was derived, where applicable, over a maximum period of 10 years. Upon merger of these investees, the portion of goodwill relating to expected future profitability was transferred to deferred charges (Note 8).

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


(b)  Change in investments

                                                                                    Transfer to
                                                                                  provision for
                                At June 30,         Equity in   Amortization of     net capital   At September 30,
                                       2003       the results          goodwill      deficiency               2003
                                -----------       -----------   ---------------   -------------   ----------------
      Novasoc                                          1,858                            (1,858)
      CBD Tech                      16,419            (1,364)                                              15,055
      Se                           688,749            35,503          (6,007)                              718,245
      Golden                         1,937               131            (637)                                1,431
      Outros                           236                                                                     236
                                -----------       -----------   ---------------   -------------   ----------------
      Parent Company               707,341            36,128          (6,644)           (1,858)            734,967
                                ===========       ===========   ===============   =============   ================
      Consolidated                 263,233            (1,364)         (6,693)                              255,176
                                ===========       ===========   ===============   =============   ================

     Novasoc: On May 10, 1999, the Company acquired 10% of the quotas of Novasoc, which on April 30, 1999 had leased 25 stores of the Paes Mendonca chain (September 30, 2003 - 18 stores), Paes Mendonca continues to exist and is contractually fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities incurred prior to the lease agreement with Novasoc. The agreement term is for five years and may be extended twice for similar periods via notification by Novasoc to Paes Mendonca. During the legal term of the agreement, Novasoc has an option to purchase the Paes Mendonca shares, and the shareholders of Paes Mendonca cannot sell their shares without the prior and express approval of Novasoc.

     Under the bylaws, the appropriation of net income of Novasoc need not be made proportionally to quotaholdings in this company. At a general quotaholders' meeting held on December 29, 2000, it was agreed that the Company would share prospectively in 99.98% of Novasoc's results.

     On September 30, 2003, the consolidated subsidiary Novasoc presented negative shareholders' equity. However, because its operating continuity and future economic feasibility are assured by the parent company, the Company recorded R$ 101,405 (6.30.2003 - R$ 103,263), in a provision for net capital deficiency to recognize obligations to the creditors.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


7    Property and Equipment

     Investments in property and equipment

                                                                              Parent company    Consolidated
                                                                ----------------------------    ---------------
                                                                                                 Quarter ended
                                                                ----------------------------    ---------------
                                                                9.30.2003         9.30. 2002         9.30.2003
                                                                -------------  -------------    ---------------
       Investments (i)                                            126,303            126,998           147,973
       Capitalized interest (ii)                                   14,933             14,633            14,933
                                                                -------------  -------------    ---------------
                                                                  141,236            141,631           162,906
                                                                =============  =============    ===============

     (i) The investments made by the Company relate to purchases of operating assets, land and buildings to expand activities, construction of new stores and distribution centers, expansion of distribution centers, remodeling of various stores, new equipment and assets of acquired companies.

     (ii) In conformity with CVM Resolution 193/96, interest and financial charges on loans and financing obtained from third parties during the construction or remodeling of stores of the Company, directly or indirectly attributable to the process of acquisition, construction and operating expansion are capitalized. The appropriation of capitalized interest and financial charges to results is consistent with the depreciation terms of the financed assets.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)



8    Deferred Charges

                                                            At June                                At September
                                                           30, 2003     Additions   Amortization       30, 2003
                                                      -------------     ---------   ------------   ------------
      Parent company
      Goodwill                                              643,116         2,000       (22,613)        622,503
      Pre-operating expenses                                 71,248                      (7,694)         63,554
                                                      -------------     ---------   ------------   ------------
      Subtotal                                              714,364         2,000       (30,307)        686,057

      Subsidiary companies
      Pre-operating expenses                                 10,274                      (1,873)          8,401
                                                      -------------     ---------   ------------   ------------
      Subtotal                                               10,274                      (1,873)          8,401
                                                      -------------     ---------   ------------   ------------
      Consolidated                                          724,638         2,000       (32,180)        694,458
                                                      =============     =========   ============   ============

(a)  Goodwill

     Goodwill based on expected future profitability of the subsidiaries that were merged by the Company was transferred from the Investment account to Deferred Charges, and will continue to be amortized over the periods consistent with the profit projections on which they were originally based, over a maximum period of 10 years.

(b)  Pre-operating expenses and other

     Up to December 31, 2001, these expenses include employees' salaries, training, and rent which are deferred until the stores in construction and/or refurbishment start operating normally. These expenses are amortized over a period of up to five years. As from the year ended December 31, 2002, new expenses are fully charged to the results of operations, in the period in which they are incurred.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


9     Loans and Financings

                                                                              Parent company       Consolidated
                                                                --------------------------------   ------------
                             Annual interest and charges               9.30.2003       6.30.2003      9.30.2003
                             ---------------------------------  ----------------      ----------   ------------
      Short-term
      Local currency
        BNDES (i)            Foreign exchange variation + 3.5%            14,787          20,695         14,787
                             TJLP + 1% to 3.5%                           118,298         128,331        118,298
                             Foreign exchange variation/TJLP + 4%
                               to 4.1%                                    14,036          13,801         14,036

      Working capital (ii)   23.6%, TJLP + 3.5% and 95% of CDI
                             (6.30.03 - 22.6 %, TJLP + 3.5% and 95%
                               of CDI)                                   137,285         130,758        137,285

      Foreign currency with swap for Reais

       Working capital (ii)  Weighted-average rate of 100,86% of CDI
                             (6.30.03 - Average weighted rate of
                               102.48% of CDI)                         1,195,586       1,433,202      1,197,886

       Imports               Foreign exchange variation                    6,880           7,235          6,880
                                                                ----------------       ----------    -----------
                                                                       1,486,872       1,734,022      1,489,172
                                                                ================       =========     ===========
      Long-term
      Local currency
        BNDES (i)            Foreign exchange variation + 3.5%            27,315          28,778         27,315
                             TJLP + 1% to 3.5%                           168,501         189,000        168,501
                             Foreign exchange variation/TJLP + 4%
                               to 4.1%                                    34,164          37,032         34,164

      Working capital (ii)   TJLP + 3.5%                                   1,720           2,164          1,720

      Foreign currency with swap for Reais

       Working capital (ii)  Weighted-average rate of 101.31% of CDI
                             (6.30.03 - Average weighted rate of
                               100.24% of CDI)                           323,386         222,675        323,386
                                                                ----------------      ----------    -----------
                                                                         555,086         479,649        555,086
                                                                ================      ==========    ===========

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


Long-term amounts fall due as follows:

                                            9.30.2003           6.30.2003
                                            ---------           ---------
      2004 (beginning in October)              69,454             126,496
      2005                                    372,760             246,839
      2006                                     85,248              83,228
      2007 onwards                             27,624              23,086
                                            ---------           ---------
                                              555,086             479,649
                                            =========           =========

(i) The contracts with BNDES require that the Company meet certain ratios as follows: (i) capitalization ratio (stockholders' equity/current assets) equal or higher than 0.40 and (ii) liquidity ratio (current assets/current liabilities) equal or higher than 1.05, and payment of the credits in the Company's program of investments for construction and/or refurbishment of stores and purchase of equipment.
     An effective control of the follow-up of the restrictive clauses is maintained, and all clauses have been complied with. The parent company has offered a joint responsibility surety until contracts are settled.

(ii) The working capital loans are mainly funds obtained with fixed financial charges and used to finance direct consumer credit transactions, mainly customer credit financings and post-dated checks, as well as for financing of acquisition, constructions and operating expansion.

     In order to mitigate the impact of foreign exchange variations on loans and financings in foreign currency, the Company contracts cross-currency interest rate swaps to the Real/CDI interest rate.

     Financings are guaranteed by promissory notes and shareholders' sureties.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


10   Debentures - Parent Company

(a)  Composition of outstanding debentures

                                                                   Annual
                                                    Number         financial
                            Type                    outstanding    charges          9.30.2003       6.30.2003
                            ------------------      -----------    ----------       ---------       ---------
2nd issue - 1st series      Subordinate                   1,850    IGP-M + 13%                          2,696
            2nd series      Subordinate                  25,000    IGP-M + 13%                         18,242
4th issue - sole series     Floating                     99,908    TJLP + 3.5%         78,789         123,701
5th issue - 1st series      Without preference           40,149    CDI + 1.45%        401,490         425,784
                                                                                    ---------       ---------
                                                                                      480,279         570,423
                                                                                    ---------       ---------
Long-term liabilities                                                                (440,860)       (478,690)
                                                                                    ---------       ---------
Current liabilities                                                                    39,419          91,733
                                                                                    =========       =========
(b)   Long-term debentures by year of maturity

                                                                                    9.30.2003       6.30.2003
                                                                                    ---------       ---------
      2004 (beginning in October)                                                      19,685          38,600
      2005                                                                             19,685          38,600
      2007                                                                            401,490         401,490
                                                                                    ---------       ---------
                                                                                      440,860         478,690
                                                                                    =========       =========

     The debentures placement expenses, mainly comprised of commissions, was recorded under prepaid expenses and are being appropriated according to the maturity date of the debentures.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


     In the third quarter of 2003, the following payments were made:

     o    2nd issue, 1st series - full redemption, ending this series.
     o    2nd issue, 2ne series - full redemption, ending this series.
     o 4th issue, single series - payment of interest totaling R$ 9,698 and amortization of 33.33% of the debentures, totaling R$ 39,026.
     o 5th issue, 1st series - payment of interest totaling R$ 50,318. The payment of the 1st series debentures will be renegotiated in the 24th month as of the date of issue.

     The Company is required to comply, during the term of the 1st series of the debentures of the 5th issue, with certain covenants:

     - Consolidated net debt (debt less cash and cash equivalents and accounts receivable) no higher than stockholder's equity; and

     - Maintenance of a ratio between the consolidated net debt and consolidated EBITDA less than or equal to 4.


11   Provision for Contingencies

                                                                              Parent company       Consolidated
                                                                ----------------------------    ---------------
                                                                    9.30.2003     6.30.2003           9.30.2003
                                                                -------------  -------------    ---------------
      Social Contribution on Revenues (COFINS) and
        Social Integration Program (PIS) (i)                          639,733        591,010            724,458
      National Institute of Social Security (INSS) (ii)               266,790        256,365            268,653
      Income tax (iii)                                                 44,829         41,427             46,063
      Labor and other                                                  30,313         26,839             35,464
                                                                -------------  -------------    ---------------
                                                                      981,665        915,641          1,074,638
                                                                =============  =============    ================


     The Company is defendant, at various judicial levels, of tax, labor and civil lawsuits. In the cases in which its internal and external legal advisors consider loss to be probable the Company has recorded a provision for loss in amounts considered sufficient to cover estimated unfavorable outcomes.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


(i) A favorable decision was granted in the lower courts not to apply Law 9718/98 and therefore permitting the payment of COFINS under the terms of Complementary Law 70/91 (2% on revenue) and of PIS under Law 9715/98 (0.65% on revenue) as from February 1, 1999.

(ii) A preliminary injunction was granted to offset contributions considered as paid in excess for Labor Accident Insurance (SAT) and Education Allowance against payables of the same nature to the INSS. However, the amounts not paid have been maintained in the provision for contingencies - INSS until a final ruling is obtained. Complying with a court order, the Company has been acquiring government bonds and placing them in judicial escrow in order to have the right to offset the Education Allowance amounts which it considers as having been paid in excess.

(iii) The provision for income tax contingencies includes disputed amounts, as well as recognition, based on judicial ruling, of the effects of depreciation of fixed assets relating to the inflation index differences arising from the Plano Verao (Economic stabilization plan).


12    Income Tax and Social Contribution

(a)   Income tax and social contribution reconciliation

                                                                                        Period ended 9.30.2003
                                                                         --------------------------------------
                                                                              Parent company       Consolidated
                                                                         -------------------    ---------------
      Income before taxes                                                            133,515            120,104
                                                                         -------------------    ---------------
      Income tax at nominal rates                                                    (33,379)           (30,026)

      Tax benefit on tax losses of subsidiary companies                                                  64,213
      Income tax incentives                                                              376                376
      Equity in the results and provision for net capital deficiencies of
       subsidiary companies                                                           18,486               (988)
      Other permanent adjustments, net (additions/exclusions)                         30,436             (4,245)
                                                                         -------------------    ---------------
      Effective income tax                                                            15,919             29,330
                                                                         ===================    ===============

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

                                                                                        Period ended 9.30.2003
                                                                         --------------------------------------
                                                                              Parent company       Consolidated
                                                                         -------------------    ---------------
      Income tax for the year
        Current                                                                      (10,796)           (17,184)
        Deferred                                                                      26,715             46,514
                                                                         -------------------    ---------------
                                                                                      15,919             29,330
                                                                         ===================    ===============

(b)  Deferred Income Tax

     In compliance with CVM Deliberation 273/98 and CVM Instruction 371/02, deferred tax assets of R$ 18,642 (6.30.2003 - R$ 17,847); consolidated - R$ 301,386 (6.30.2003 - R$ 282,411) arising from tax losses and timing differences were recorded in long-term receivables at September 30, 2003, based on projections of future taxable income and with a realization period estimated at up to five.

                                      Parent company         Consolidated
                                      --------------         ------------
      2003                                    18,642               39,225
      2004                                                         70,982
      2005                                                         87,150
      2006                                                         92,430
      2007                                                         11,599
                                      --------------         ------------
                                              18,642              301,386
                                      ==============         ============

     Further unrecorded tax credits on tax losses and negative social contribution bases arising from its subsidiaries, amounting to approximately R$ 5,000, are also available for offset but maintained off-books because they do not currently meet the recognition requirements established by IBRACON and CVM.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


13    Shareholders' Equity

(a)   Capital and share rights

      Authorized capital is 150,000,000,000 shares Subscribed and paid-up capital comprises 113,186,139,433 nominative shares with no nominal value, of which 63,470,811,399 are common voting and 49,715,328,034 are preferred.

      Preferred shares are non-voting, but have the same rights and advantages as the common shares, besides priority assured in the by-laws to reimbursement of capital and receipt of a minimum non-cumulative annual dividend of R$ 0.15 per thousand shares. Preferred shares are entitled to dividends 10% higher than the common shares.

      Holders of all shares are entitled each year to dividends and/or interest on own capital of not less than 25% of net income for the year, calculated in conformity with the requirements of Brazilian corporate legislation.

(b)   Revenue reserves

(i) Legal reserve: Amount appropriated to reserve equivalent to 5% of net income for the year before any appropriations, and limited to 20% of capital.

(ii) Expansion reserve: Amounts approved by the shareholders to maintain resources to finance additional capital investments and working capital through the appropriation up to 100% of the net income remaining after the legal appropriations.

(iii) Unrealized earnings reserve: This reserve is being realized in proportion to the realization of the permanent assets which generated the balance.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


(c)  Preferred Stock Option Plan

     At the Annual and Extraordinary General Meetings held on April 28, 1997, the preferred stock option plan for company directors and employees became effective, and the first options were granted relating to 1996.

     The exercise price for each lot of shares is at least 60% of the weighed average of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

     Exercise dates are as follows: (i) 50% in the last month of the third year subsequent to the option date (1st tranche) and (ii) 50% in the last month of the fifth year subsequent to the option date (2nd tranche), under the condition that the sale of a certain number of shares will be restricted until the date of retirement of the beneficiary.

     Shares from options exercised have the same rights granted to other shareholders Management of this plan was entrusted to a committee appointed by the Board of Directors.

     Information on the stock option plan is summarized as follows:

                                                          Preferred
                                                             shares
                                                      (in thousands)
                                                      -------------
      Options granted
         I Series - May 9, 1997                             278,600
         II Series - December 22, 1997                      373,200
         III Series - December 18, 1998                   1,007,074
         IV Series - March 31, 2000                         305,975
         V Series - April 2, 2001                           361,660
         VI Series - March 15, 2002                         412,600
         VII Series - May 16, 2003                          499,840
                                                      -------------
                                                          3,238,949
                                                      -------------
      Options not granted                                 1,819,925
                                                      -------------
      Total size of the option plan                       5,058,874
                                                      -------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


                                                                       Preferred
                                                                          shares
                                                                  (in thousands)
                                                                   -------------
      Options exercised
         I Series - December 15, 1999 (1st tranche)                    (138,950)
         II Series - December 13, 2000 (1st tranche)                   (172,100)
         I Series - December 7, 2001 (2nd tranche)                      (90,600)
         III Series - December 7, 2001 (1st tranche)                   (500,785)
         III Series - April 10, 2002 (1st tranche)                       (3,400)
         II Series - December 19, 2002 (2nd tranche)                   (120,900)
         III Series - December 19, 2002 (1st tranche - partial)            (700)
                                                                   -------------
      Current size of the option plan                                 4,031,439
                                                                   =============


14   Financial Instruments

(a)  General considerations

     Cross-currency interest rates swaps and derivative instruments are used to protect the assets and liabilities of the Company.

     Operations are carried out by the financial operations area in accordance with the strategy previously approved by the Board of Directors.

     Management evaluates the risks as minimal because there is no significant concentration with counterparties, and operations are realized with financial institution with high credit ratings and within approved limits.

(b)  Market value of financial instruments

     Financial investments are represented by short-them investments, stated at cost plus accrued earnings, which approximate market value.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


     With the objective of exchanging the fixed charges on loans and exposure of financings to variation in foreign and local currency, the Company has contracted cross-currency interest rate swaps to CDI floating rates, which reflect market value.

     The financial instruments, assets and liabilities, at September 30 and June 30 of 2003, recorded in asset and liability accounts, are carried at amounts which approximate market values.

(c)  Concentration of credit risk

     Financed sales are spread over a large number of customers. The Company manages the credit risk through a strict program of qualification and granting of credit.

     Doubtful receivables are adequately covered by the allowance for doubtful accounts.


15   Subsequent Events

i) In October 2003, the Company invested cash of R$ 100,000 for subordinated quotas of the Fund mentioned in Note 3. Also, in October, the Company received R$ 453,000 from the assignment of installment receivables to the Fund.

ii) The Board of Directors will deliberate in its next meeting programmed for the first half of November, the capitalization of the capital reserve related to subscription bonus for the share warrants which expired on August 31, 2003, totaling R$ 172,120.


16   Supplementary information

     The supplemental information includes, the statement of cash flow prepared in accordance with the IBRACON Accounting Standards and Procedures (NPC-20) which present cash from operating, investing and financing activities of the Company, and the statement of added value prepared in accordance with the CVM Circular 01/00.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


(a)  Statement of cash flow

                                                                 Parent company                   Consolidated
                                                        -----------------------      -------------------------
                                                        9.30.2003     9.30.2002      9.30.2003       9.30.2002
                                                        ---------     ---------      ---------       ---------
      Cash flow generated by operating activities
         Net income for the year                          149,434       142,649        149,434         142,649
         Adjustment to reconcile net income
            Deferred income tax                           (26,715)       15,795        (46,514)         (9,198)
            Residual value of property and equipment
               disposals                                   (4,114)          405         (4,566)            678
            Depreciation and amortization                 287,061       260,138        320,325         283,593
            Interest and monetary variations, net
               of payments                                 92,368       156,720        158,962         189,860
            Equity in the results of investees            (73,946)      (10,105)         3,952           5,266
            Provision for contingencies                   151,303       131,266        161,279         144,839
                                                        ---------     ---------      ---------       ---------
                                                          575,391       696,868        742,872         757,687
                                                        ---------     ---------      ---------       ---------
       (Increase) decrease in assets
         Trade accounts receivable                        (10,358)       43,547        229,039         (34,539)
         Advances to suppliers and employees              (28,380)       14,536        (29,055)         14,421
         Inventories                                      143,972        13,053        169,014         (19,617)
         Taxes recoverable                                 16,764       (83,840)        (7,611)        (89,216)
         Other assets                                     (26,511)      (28,491)       (32,874)        (34,288)
         Related parties                                  318,329      (181,550)          (379)          1,015
         Judicial deposits                                (15,672)      (13,049)       (18,846)        (16,466)
                                                        ---------     ---------      ---------       ---------
                                                          398,144      (235,794)       309,288        (178,690)
                                                        ---------     ---------      ---------       ---------
      Increase (decrease) in liabilities
         Suppliers                                       (554,420)     (110,077)      (570,976)        (39,615)
         Salaries and social security charges              20,750        19,092         23,171          17,097
         Taxes and social contributions payable            52,474         6,777         47,246          11,101
         Other accounts payable                           (12,030)        1,094        (13,304)        (14,327)
                                                        ---------     ---------      ---------       ---------
                                                         (493,226)      (83,114)      (513,863)        (25,744)
                                                        ---------     ---------      ---------       ---------
      Net cash flow generated by operating activities     480,309       377,960        538,297         553,253
                                                        ---------     ---------      ---------       ---------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


                                                                 Parent company                Consolidated
                                                        --------------------------   ------------------------------
                                                        9.30.2003  %  9.30.2002  %   9.30.2003   %   9.30.2002   %
                                                        --------- --- --------- ---  ---------  ---  ---------  ---
      Cash flow from investing activities
         Business combinations                             (4,239)     (447,494)        (4,239)       (745,850)
         Acquisition of property and equipment           (263,710)     (409,934)      (336,237)       (275,900)
         Sales of property and equipment                    4,430                        4,995
                                                        ---------     ---------      ---------       ---------
      Net cash flow used in investing activities         (263,519)     (857,428)      (335,481)     (1,021,750)
                                                        ---------     ---------      ---------       ---------
      Cash flow from financing activities
         Capital increase                                                    59                             59
         Financings
            Fundings and refinancings                   1,064,110     1,412,205      1,064,109       1,695,959
            Payments                                   (1,651,503)     (805,230)    (1,655,099)     (1,090,584)
         Payment of dividends                             (59,441)      (60,774)       (59,441)        (60,774)
                                                        ---------     ---------      ---------       ---------
      Net cash flow generated by (used in) financing
         Activities                                      (646,834)      546,260       (650,431)        544,660
                                                        ---------     ---------      ---------       ---------
      Net increase (decrease) cash and cash equivalents  (430,044)       66,792       (447,615)         76,163
                                                        =========     =========      =========       =========
         Cash and cash equivalents at the end of the
           period                                         680,850     1,096,471        687,543       1,124,252
         Cash and cash equivalent at the beginning of
           the year                                     1,110,894     1,029,679      1,135,158       1,048,089
                                                        ---------     ---------      ---------       ---------
      Changes in cash and cash equivalents               (430,044)       66,792       (447,615)         76,163
                                                        =========     =========      =========       =========
      Cash flow supplemental information
         Loans and financings interest paid               251,017       181,182        252,334         220,552

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


(b)  Statement of added value

                                                         Parent company                     Consolidated
                                                -------------------------------   ---------------------------------
                                                9.30.2003   %   9.30.2002    %    9.30.2003    %    9.30.2002    %
                                                ---------  ---  ---------   ---   ---------   ---   ---------   ---
      Income
        Sale of goods                           7,850,814         6,616,468        9,247,169         7,749,905
        Write-off of credits                      (19,881)          (35,058)         (21,121)          (36,270)
        Non-operating                               7,706             3,577            8,157             2,586
                                                ---------         ---------        ---------         ---------
                                                7,838,639         6,584,987        9,234,205         7,716,221

      Consumable materials acquired
        from third parties
          Cost of sales                        (5,349,490)      (4,572,002)      (6,335,283)       (5,387,971)
          Materials, energy, third-party
           services and others                   (553,746)         (452,681)        (684,688)         (570,803)
         Loss/recovery of asset amounts            (6,219)           (4,512)          (6,219)           (4,687)
                                                ---------         ---------        ---------         ---------
      Gross added value                         1,929,184         1,555,792        2,208,015         1,752,760

      Retentions
        Depreciation and amortization            (287,061)         (260,138)        (320,325)         (283,593)
                                                ---------         ---------        ---------         ---------
      Net added value
        produced by the Company                 1,642,123         1,295,654        1,887,690         1,469,167

      Received from transfers
        Equity in the results                      73,946            10,105           (3,952)          (5,266)
        Financial income                          341,118           279,587          433,363           381,647
                                                ---------         ---------        ---------         ---------
      Total undistributed added value           2,057,187   100   1,585,346   100  2,317,101  100    1,845,548   100
                                                ---------         ---------        ---------         ---------
      Distribution of added value
        Personnel and charges                     596,291  29.0     472,691  29.8    683,277  29.5     549,222  29.8
        Taxes, rates and contributions            672,481  32.6     537,317  33.9    693,496  30.0     587,682  31.8
        Interest and rents                        638,981  31.1     432,689  27.3    790,894  34.1     565,995  30.7
        Interest on capital and dividends               0     0           0     0          0    0            0     0
                                                ---------         ---------        ---------         ---------
      Retention of profits                        149,434   7.3     142,649   9.0    149,434  6.4      142,649   7.7
                                                =========         =========        =========         =========

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.02 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

                                                                  30
05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

See ITR 08.01 - Comments on Consolidated Performance

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.02 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (Thousands of reais)

------------------- --------------------------------------- --------------------------- ---------------------------
1 - Code            2 - Description                         3 - 9/30/2003               4 - 6/30/2003
------------------- --------------------------------------- --------------------------- ---------------------------
1                   Total assets                                             8,511,025                   8,552,626
------------------- --------------------------------------- --------------------------- ---------------------------
1.01                Current assets                                           2,968,511                   3,087,662
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.01             Available funds                                            687,543                     982,133
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.01.01          Cash and banks                                              55,885                      66,358
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.01.02          Financial investments                                      631,658                     915,775
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.02             Receivables                                              1,435,289                   1,296,754
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.02.01          Trade accounts receivable                                  868,616                     814,661
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.02.04          Advances to suppliers and employees                         41,406                      34,939
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.02.05          Taxes recoverable                                          355,503                     271,489
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.02.06          Other receivables                                          169,764                     175,665
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.03             Inventories                                                811,796                     762,388
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.04             Other                                                       33,883                      46,387
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.04.01          Prepaid expenses                                            33,883                      46,387
------------------- --------------------------------------- --------------------------- ---------------------------
1.02                Long-term receivables                                      723,914                     691,075
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.01             Sundry receivables                                         723,914                     690,300
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.01.01          Trade accounts receivable                                  277,368                     272,403
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.01.02          Deferred income tax                                        301,386                     282,411
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.01.03          Judicial deposits                                          141,469                     131,460
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.01.04          Prepaid expenses                                             3,691                       4,026
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.02             Receivables from related companies                               0                         775
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.02.01          Associated companies                                             0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.02.02          Subsidiary companies                                             0                         775
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.02.02.01       Current accounts with related parties                            0                         775
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.02.03          Other related companies                                          0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.03             Other                                                            0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
1.03                Permanent assets                                         4,818,600                   4,773,889
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.01             Investments                                                255,176                     263,233
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.01.01          Associated companies                                             0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.01.02          Subsidiary companies                                       254,940                     262,997
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.01.03          Other                                                          236                         236
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.01.03.01       Investments in other companies                                   0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02             Property and equipment                                   3,868,966                   3,786,018
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.01          Land                                                       811,309                     798,216
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.02          Buildings                                                1,713,818                   1,621,959
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.03          Building improvements                                      765,679                     762,642
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.04          Equipment                                                  348,322                     359,281
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.05          Installations                                              144,235                     152,445
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.06          Furniture and fixtures                                      68,756                      68,692
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.07          Vehicles                                                     3,522                       4,631
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.08          Construction in progress                                    10,939                      13,678
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.09          Other                                                        2,386                       4,474
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.03             Deferred charges                                           694,458                     724,638
------------------- --------------------------------------- --------------------------- ---------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.03 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (Thousands of reais)

------------------- --------------------------------------- --------------------------- ---------------------------
1 - Code            2 - Description                         3 - 9/30/2003               4 - 6/30/2003
------------------- --------------------------------------- --------------------------- ---------------------------
2                   Total liabilities and shareholders'                      8,511,025                   8,552,626
                    equity
------------------- --------------------------------------- --------------------------- ---------------------------
2.01                Current liabilities                                      2,596,965                   2,796,348
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.01             Loans and financings                                     1,489,172                   1,740,722
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.02             Debentures                                                  39,419                      91,733
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.03             Suppliers                                                  838,640                     745,020
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.04             Taxes, charges and contributions                            53,821                      54,797
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.04.01          Taxes on sales                                              18,634                      19,798
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.04.02          Tax installments                                            31,646                      31,438
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.04.03          Provision for income tax                                     3,541                       3,561
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.05             Dividends payable                                                0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.06             Provisions                                                       0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.07             Payables to related companies                                  417                         657
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.07.01          Current accounts with related                                                              657
                    companies                                                      417
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08             Other liabilities                                          175,496                     163,419
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.01          Purchase of assets                                           8,923                       1,269
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.02          Salaries and related contributions                         121,201                     106,576
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.03          Public services                                              3,225                       2,896
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.04          Rents                                                       17,927                      18,210
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.05          Advertising                                                  1,892                       1,918
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.06          Insurance                                                      672                       1,778
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.07          Other accounts payable                                      21,656                      30,772
------------------- --------------------------------------- --------------------------- ---------------------------
2.02                Long-term liabilities                                    2,172,586                   2,066,887
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.01             Loans and financings                                       555,086                     479,649
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.02             Debentures                                                 440,860                     478,690
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.03             Provisions                                                       0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.04             Payable to related companies                                     0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.05             Other liabilities                                        1,176,640                   1,108,548
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.05.01          Provision for contingencies                              1,074,638                   1,003,407
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.05.02          Purchase of assets                                           2,919                       2,861
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.05.03          Tax installments                                            92,403                      94,011
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.05.04          Others                                                       6,680                       8,269
------------------- --------------------------------------- --------------------------- ---------------------------
2.03                Deferred income                                                  0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.04                Minority interests                                               0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05                Shareholders' equity                                     3,741,474                   3,689,391
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.01             Paid-up capital                                          2,979,428                   2,979,428
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.02             Capital reserves                                           344,242                     344,242
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.02.01          Fiscal incentives                                                0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.5.02.02           Subscription bonus                                         344,242                     344,242
------------------- --------------------------------------- --------------------------- ---------------------------
2.5.03              Revaluation reserves                                             0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.03.01          Own assets                                                       0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.03.02          Subsidiary/associated companies                                  0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04             Revenue reserves                                           417,804                     365,721
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.01          Legal                                                       76,179                      76,179
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.02          Statutory                                                        0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.03          For contingencies                                                0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.04          Unrealized profits                                          13,867                      13,867
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.05          Retention of profits                                       327,758                     275,675
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.06          Special for undistributed dividends                              0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.07          Other                                                            0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.07.01       Reserve for expansion                                            0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.05             Retained earnings/accumulated deficit                            0                           0
------------------- --------------------------------------- --------------------------- ---------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER


01.04 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of reais)

---------------------------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                              3-7/1/2003 to    4-1/1/2003 to    5-7/1/2002 to     6-1/1/2002 to
                                                              9/30/2003        9/30/2003        9/30/2002         9/30/2002
---------------------------------------------------------------------------------------------------------------------------
3.01         Gross sales and/or services                      2,989,067        9,247,169         2,724,247        7,749,905
---------------------------------------------------------------------------------------------------------------------------
3.02         Deductions                                        (466,366)      (1,431,341)         (416,770)      (1,185,228)
---------------------------------------------------------------------------------------------------------------------------
3.03         Net sales and/or services                        2,522,701        7,815,828         2,307,477        6,564,677
---------------------------------------------------------------------------------------------------------------------------
3.04         Cost of sales and/or services rendered          (1,797,261)      (5,585,405)       (1,638,531)      (4,695,977)
---------------------------------------------------------------------------------------------------------------------------
3.05         Gross profit                                       725,440        2,230,423           668,946        1,868,700
---------------------------------------------------------------------------------------------------------------------------
3.06         Operating (expenses) income                       (692,893)      (2,118,476)         (643,434)      (1,720,394)
---------------------------------------------------------------------------------------------------------------------------
3.06.01      Selling                                           (412,176)      (1,271,177)         (383,459)      (1,070,394)
---------------------------------------------------------------------------------------------------------------------------
3.06.02      General and administrative                        (107,211)        (322,189)          (94,041)        (257,653)
---------------------------------------------------------------------------------------------------------------------------
3.06.03      Financial                                          (45,435)        (168,622)          (42,496)         (60,221)
---------------------------------------------------------------------------------------------------------------------------
3.06.03.01   Financial income                                   140,319          433,363           132,371          381,647
---------------------------------------------------------------------------------------------------------------------------
3.06.03.02   Financial expenses                                (185,754)        (601,985)         (174,867)        (441,868)
---------------------------------------------------------------------------------------------------------------------------
3.06.04      Other operating income                                   0                0                 0                0
---------------------------------------------------------------------------------------------------------------------------
3.06.05      Other operating expenses                          (126,707)        (352,536)         (117,899)        (326,860)
---------------------------------------------------------------------------------------------------------------------------
3.06.05.01   Other taxes and charges                            (10,741)         (32,211)          (16,609)         (43,267)
---------------------------------------------------------------------------------------------------------------------------
3.06.05.02   Depreciation and amortization                     (115,966)        (320,325)         (101,290)        (283,593)
---------------------------------------------------------------------------------------------------------------------------
3.06.05.03   Gain (loss) on investment in subsidiary company          0                0                 0                0
---------------------------------------------------------------------------------------------------------------------------
3.06.06      Equity in the results of subsidiary and
             associated companies                                (1,364)          (3,952)           (5,539)          (5,266)
---------------------------------------------------------------------------------------------------------------------------
3.07         Operating profit                                    32,547          111,947            25,512          148,306
---------------------------------------------------------------------------------------------------------------------------
3.08         Non-operating results                                4,514            8,157             1,031            2,586
---------------------------------------------------------------------------------------------------------------------------
3.08.01      Revenue                                              4,514            8,409             1,346            2,926
---------------------------------------------------------------------------------------------------------------------------
3.08.02      Expenses                                                 0             (252)             (315)            (340)
---------------------------------------------------------------------------------------------------------------------------
3.09         Net income before taxation and profit sharing       37,061          120,104            26,543          150,892
---------------------------------------------------------------------------------------------------------------------------
3.10         Provision for income tax and social contribution     2,540          (17,184)            9,686           (8,243)
---------------------------------------------------------------------------------------------------------------------------
3.11         Deferred income tax                                 12,482           46,514                 0                0
---------------------------------------------------------------------------------------------------------------------------
3.12         Statutory profit sharing and contributions               0                0                 0                0
---------------------------------------------------------------------------------------------------------------------------
3.12.01      Profit sharing                                           0                0                 0                0
---------------------------------------------------------------------------------------------------------------------------
3.12.02      Contributions                                            0                0                 0                0
---------------------------------------------------------------------------------------------------------------------------
3.13         Reversal of interest on own capital                      0                0                 0                0
---------------------------------------------------------------------------------------------------------------------------
3.14         Minority interests                                       0                0                 0                0
---------------------------------------------------------------------------------------------------------------------------
3.15         Net income for the quarter/six-month period         52,083          149,434            36,229          142,649
---------------------------------------------------------------------------------------------------------------------------
             Number of shares, ex-treasury (in thousands)   113,186,139      113,186,139       113,064,539     113,064,539
---------------------------------------------------------------------------------------------------------------------------
             Net income per share                               0.00046          0.00132           0.00032         0.00126
---------------------------------------------------------------------------------------------------------------------------
             Loss per share
---------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER


Comments on Sales Performance

       Gross sales reached    In the 3rd quarter of 2003, Companhia Brasileira
     R$ 3.0 billion in the    de Distribuicao - CBD presented a 9.7% growth in
                   quarter    gross sales compared to the same period of the
                              previous year, reaching R$ 2,989.1 million
                              (comparison basis already reflects the operation of Se stores). Net sales presented a 9.3% growth, totaling R$ 2,522.7 million. On a same-store basis, net sales of the Company presented a 5.1% growth in the quarter.

   Demand remains soft for    The 3rd quarter was marked by the continuous
         non-food products    retraction in the sales of non-food products. This
                              scenario can be illustrated by the increase in the sales of food products as a percentage of the Company's total sales, from 79% in the 3rd quarter of 2002 to 83% in the 3rd quarter of 2003. Net same-store sales of food products grew 6.5% in the quarter, while non-food products retracted 0.8%.
                              The sales in the quarter were also characterized by an increase in the consumption of second line products ("Menor Preco") and private brand products, which penalized the average ticket in the period. This impact was minimized by the increase in client flow on a same-store basis, reflecting positively a high price competitiveness, as well as progress made in the category management, store operation and communication with our customers.

          Same-store sales    In the first nine months of 2003, the Company's
          grew 8.0% in the    gross sales grew 19.3%, reaching R$ 9,247.2
               nine months    million. Net sales in the period totaled R$
                              7,815.8 million, a 19.1% increase. Same-store sales registered an 8.0% growth, and with a double-digit growth from the Extra and Comprebem
                              Barateiro business units.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Net Sales Evolution - Consolidated*

Variation (%) - 2003/2002

                 Same Store          Total Stores
                 ----------          ------------
sep/02              2.6%                 22.6%
oct/02              8.6%                 27.4%
nov/02             11.7%                 28.6%
dec/02              7.0%                 18.8%
jan/03             10.0%                 23.6%
feb/03             12.5%                 26.5%
mar/03              4.0%                 17.8%
apr/03             20.0%                 36.1%
may/03              8.0%                 22.8%
jun/03              5.0%                 20.1%
jul/03              5.0%                  9.8%
aug/03              6.6%                 11.1%
sep/03              4.4%                  7.0%

Note: Same-store sales figures include only stores which have been operating for at least 12 months.
* If deflated by IPCA, the total sales of the quarter decreased 4.4% compared to the same period of the previous year. On the "same-store" basis, the performance was -8.8%.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Comments on the Results

   Gross margin of 28.8% in the   In the quarter CBD registered a gross margin
                        quarter   of 28.8%, as compared to 29.0% registered in
                                  the 3rd quarter of 2002 and above the 28.6% margin reported in the previous quarter. The main factors that contributed to the maintenance of the high levels of gross margin, even with the current degree of price competition seen in the Brazilian retail market, were: 1) efficient price management combined with a stronger negotiation effort with our suppliers; 2) sales mix with a greater portion of food products, reducing the percentage of non-food products (electronic products/home appliances); and 3) growth in the participation of higher margin items, such as second line products ("Menor Preco") and private brand products in the sales mix of the Company. In the first nine months of 2003, the gross margin presented was 28.5%, the same level YoY.

                                  The gross profit of the period totaled R$
                                  725.4 million, 8.4% above that registered in the 3rd quarter of 2002. In the first nine months of the year, the gross profit totaled R$ 2,230.4 million, with an increase of 19.4% YoY. Even in a scenario of retraction in sales and therefore, lower expenses dilution, the Company maintained selling, general and administrative expenses in a similar level to that of the same quarter of 2002 - respectively 20.6% and 20.7%. The strong control verified in the period reached, mainly, personnel expenses and advertising expenses, confirming the Company's commitment to ongoing control of its operational expenses structure.

                  EBITDA margin   The quarter's EBITDA margin reached 8.2%,
                   reached 8.2%   slightly inferior to the 8.3% reported in the
                                  same quarter of 2002. The EBITDA registered in the quarter was of R$ 206.1 million, with an increase of 7.6% compared to the previous year.

                                  In the nine months of 2003, the EBITDA grew
                                  17.8% totaling R$ 637.1 million, compared to
                                  R$ 540.7 million registered in the same period of 2002. The EBITDA margin was 8.2%, which was steady YoY.
                                  ______________________________________________

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

          Financial results are   In the third quarter, the financial income and
            showing improvement   expenses totaled, respectively, R$ 140.3
                                  million and R$ 185.7 million, generating a net financial expense of R$ 45.4 million, versus a net financial expense of R$ 42.5 million in the 3rd quarter of 2002.

                                  Although the scenario remains marked by a low volume of credit income and high funding costs, the financial result of the Company is already positively reflecting the recent interest rates reductions in Brazil, showing an improvement in comparison to the previous quarter, when the Company reported a net financial expense of R$ 57.9 million.
                                  ______________________________________________

                                  CBD made use of income tax credits of R$ 15.0 million in the quarter, against R$ 9.7 million in the same period of the previous year, due to tax losses carried forward from acquired chains.

                  Net Income of   The net income of the quarter was of R$ 52.1
       R$ 52.1 million, with an   million, 43.8% higher than R$ 36.2 million
              increase of 43.8%   registered in the 3rd quarter of 2002. The net
                                  income per thousand shares in the quarter
                                  totaled R$ 0.46, compared to R$ 0.32 reported
                                  in the same period of 2002.
                                  In the first nine months of 2003, CBD's net
                                  income reached R$ 149.4 million, a 4.8%
                                  increase in comparison to R$ 142.6 million
                                  registered in the same period of 2002.
                                  ______________________________________________

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

             Inventory turnover   Inventory turnover was 39 days in the quarter,
      improves in comparison to   very close to the 38 days level registered in
              previous quarters   the same period of the previous year and an
                                  improvement in comparison to the 1st and 2nd
                                  quarters of the year, respectively, 46 and 40
                                  days. The average payment terms with suppliers
                                  was 40 days, similar to that registered in the
                                  3rd quarter of 2002.
                                  ______________________________________________

            Investments totaled   In the 3rd quarter of 2003, investments
               R$ 148.0 million   totaled R$ 148.0 million, compared to R$ 143.7
                 in the quarter   million in the same period of 2002. In the
                                  first nine months of 2003, investments totaled
                                  R$ 340.6 million, versus R$ 442.3 million in the nine months of 2002.
                                  In this quarter, the main highlights in terms of investments were:
                                  - Conversion of Se stores to the Company's
                                    formats. During the quarter, nine Se stores were converted to the Comprebem Barateiro format and one Se store to the Pao de Acucar banner;
                                  - Inauguration of a Pao de Acucar store in
                                    Ceara, in the beginning of October and two
                                    Extra-Eletro stores;
                                  - The construction of four new hypermarkets (3
                                    of which to be inaugurated in 2003) and four
                                    Comprebem Barateiro stores (to be opened also in 2003);
                                  - Renovation of stores, from which we
                                    highlight 12 Comprebem Barateiro stores, 7
                                    Pao de Acucar stores and 4 Extra stores;
                                  - Acquisition of 3 pieces of land in strategic
                                    locations;
                                  - Other investments in technology and in
                                    distribution centers.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Net Sales Breakdown per Division - Consolidated
In thousand R$ - nominal (Corporate Law)

---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
1st Quarter                        2003                %                2002                %              Var.(%)
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Pao de Acucar                          808.579             30,7%            692.806             32,2%            16,7%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Extra                                1.220.938             46,4%          1.000.951             46,6%            22,0%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Barateiro                              454.030             17,3%            375.307             17,5%            21,0%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Extra-Eletro                            64.621              2,5%             80.620              3,7%           -19,8%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Se + Comprebem*                         82.678              3,1%                  -              0,0%                -
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
CBD                                  2.630.846            100,0%          2.149.684            100,0%            22,4%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------

---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
2nd Quarter                        2003                %                2002                %              Var.(%)
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Pao de Acucar                          822.221             30,9%            656.954             31,2%            25,2%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Extra                                1.270.300             47,7%          1.028.292             48,8%            23,5%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Barateiro                              448.130             16,8%            341.843             16,2%            31,1%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Extra-Eletro                            53.637              2,0%             80.427              3,8%           -33,3%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Se + Comprebem*                         67.993              2,6%                  -              0,0%                -
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
CBD                                  2.662.281            100,0%          2.107.516            100,0%            26,3%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------

---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
3rd Quarter                        2003                %                2002                %              Var.(%)
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Pao de Acucar                          787.381             31,3%            671.028             29,1%            17,3%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Extra                                1.195.976             47,4%          1.010.198             43,8%            18,4%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Barateiro                              442.039             17,5%            359.595             15,6%            22,9%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Extra-Eletro                            58.219              2,3%             78.589              3,4%           -25,9%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Se + Comprebem*                         39.086              1,5%            188.067              8,1%           -79,2%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
CBD                                  2.522.701            100,0%          2.307.477            100,0%             9.3%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------

---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Accum. 9 months                    2003                %                2002                %              Var.(%)
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Pao de Acucar                        2.418.181             30,9%          2.020.788             30,7%            19,7%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Extra                                3.687.214             47,2%          3.039.441             46,3%            21,3%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Barateiro                            1.344.199             17,2%          1.076.745             16,4%            24,8%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Extra-Eletro                           176.477              2,3%            239.636              3,7%           -26,4%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
Se + Comprebem*                        189.757              2,4%            188.067              2,9%             0,9%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------
CBD                                  7.815.828            100,0%          6.564.677            100,0%            19,1%
---------------------------- ------------------ ----------------- ------------------ ----------------- ----------------


* Stores still not converted to CBD's stores format until the end of the 3rd quarter of 2003. The difference in the level of net sales revenue in the line "Se+ Comprebem" in the 3rd quarter 2003 in comparison to the previous year, was due to the conversions of the Se stores to the other formats of the Company.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Stores by Division

--------------- ----------- ----------- ----------- ------------ --------------- ----------- ------------ ---------------
                Pao de                    Extra-                    Se and                   Sales area     Number of
                  Acucar      Extra       Eletro      Barateiro    Comprebem        CBD         (m2)        Employees
--------------- ----------- ----------- ----------- ------------ --------------- ----------- ------------ ---------------
31/12/2002         188          60          54         148           50             500         979.723       57.898
--------------- ----------- ----------- ----------- ------------ --------------- ----------- ------------ ---------------
Open                 1                                                                1
Closed              (2)                     (4)         (1)                          (7)
Converted            8                                   6          (14)              -
--------------- ----------- ----------- ----------- ------------ --------------- ----------- ------------ ---------------
31/3/2003          195          60          50         153           36             494         978.093       58.392
--------------- ----------- ----------- ----------- ------------ --------------- ----------- ------------ ---------------
Open                                         1                                        1
Closed                                                  (3)          (3)             (6)
Converted            5                                   4           (9)              -
--------------- ----------- ----------- ----------- ------------ --------------- ----------- ------------ ---------------
30/6/2003          200          60          51         154           24             489         972.638       58.032
--------------- ----------- ----------- ----------- ------------ --------------- ----------- ------------ ---------------
Open                                         2                                        2
Closed              (1)                                              (2)             (3)
Converted            1                                   9          (10)              -
--------------- ----------- ----------- ----------- ------------ --------------- ----------- ------------ ---------------
30/9/2003          200          60          53         163           12             488         971.266       55.690
--------------- ----------- ----------- ----------- ------------ --------------- ----------- ------------ ---------------


Data per Division on September 30, 2003

                                     -------------------- --------------------- -------------------- --------------------
                                              #                    #                     #                  Sales
                                          Checkouts            Employees              Stores              Area (m2)
------------------------------------ -------------------- --------------------- -------------------- --------------------
Pao de Acucar                                 2,566               16,090                   200              262,848
Extra                                         3,068               19,530                    60              456,569
Barateiro                                     1,834                8,943                   163              199,405
Extra-Eletro                                    173                  665                    53               34,726
Se + Comprebem                                  139                  625                    12               17,718
------------------------------------ -------------------- --------------------- -------------------- --------------------
         Total Stores                         7,780               45,853                   488              971,266
------------------------------------ -------------------- --------------------- -------------------- --------------------
Headquarters                                                       3,038
Loss prevention (security)                                         3,319
Distribution Centers                                               3,480
------------------------------------ -------------------- --------------------- -------------------- --------------------
         Total CBD                            7,780               55,690                   488              971,266
------------------------------------ -------------------- --------------------- -------------------- --------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Sales Breakdown (% of net sales)

                                         -------------------------------------------------- -----------------------------
                                                               2002                                     2003
                                         -------------------------------------------------- -----------------------------
                                            1Q        2Q         3Q        4Q       Year       1Q        2Q        3Q
---------------------------------------- --------- ---------- --------- --------- --------- --------- --------- ---------
Cash                                       53,5%     52,2%      53,8%     55,0%     53,7%     55,2%     53,3%     52,6%
Credit Card                                31,1%     32,9%      31,6%     31,8%     31,9%     32,1%     34,1%     34,1%
Food Voucher                                6,8%      6,6%       6,4%      6,3%      6,5%      6,5%      6,6%      7,1%
Credit                                      8,6%      8,3%       8,2%      6,9%      7,9%      6,2%      6,0%      6,2%
   Post-Dated Checks                        5,2%      4,9%       5,1%      4,2%      4,8%      4,2%      4,3%      4,1%
   Installment Sales                        3,4%      3,4%       3,1%      2,7%      3,1%      2,0%      1,7%      2,1%
---------------------------------------- --------- ---------- --------- --------- --------- --------- --------- ---------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER


Productivity Indexes
In R$ - nominal (Corporate Law)

Net Sales per m2/month

                         ----------- ------------ ------------     ------------------- --------------------- ------------
                           3Q/03        3Q/02      Var. (%)           9 Months/03          9 Months/02        Var. (%)
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------
Pao de Acucar                 1.068        1.025         4,2%                   1.105                 1.028         7,5%
Extra                           877          782        12,1%                     899                   792        13,5%
Barateiro                       788          720         9,4%                     811                   696        16,5%
Extra-Eletro                    570          672       -15,2%                     576                   679       -15,2%
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------
         CBD                    896          827         8,3%                     921                   804        14,6%
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------

Net Sales per Employee/month

                         ----------- ------------ ------------     ------------------- --------------------- ------------
                           3Q/03        3Q/02      Var. (%)           9 Months/03          9 Months/02        Var. (%)
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------
Pao de Acucar                16.320       15.560         4,9%                  16.634                15.497         7,3%
Extra                        20.303       17.749        14,4%                  21.012                18.521        13,4%
Barateiro                    17.053       15.781         8,1%                  17.313                14.900        16,2%
Extra-Eletro                 29.302       23.454        24,9%                  23.054                22.935         0,5%
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------
         CBD                 18.500       16.798        10,1%                  18.864                16.891        11,7%
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------


Average Ticket - Net Sales

                         ----------- ------------ ------------     ------------------- --------------------- ------------
                           3Q/03        3Q/02      Var. (%)           9 Months/03          9 Months/02        Var. (%)
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------
Pao de Acucar                  19,0         17,8         6,7%                    19,4                  18,1         7,2%
Extra                          38,1         35,5         7,3%                    38,6                  36,0         7,2%
Barateiro                      14,2         13,2         7,6%                    14,7                  13,3        10,5%
Extra-Eletro                  285,6        275,9         3,5%                   284,6                 273,3         4,1%
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------
         CBD                   24,3         22,6         7,5%                    24,9                  23,0         8,3%
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------


Net Sales per Checkout/month

                         ----------- ------------ ------------     ------------------- --------------------- ------------
                           3Q/03        3Q/02      Var. (%)           9 Months/03          9 Months/02        Var. (%)
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------
Pao de Acucar               108.058      101.722         6,2%                 110.710               101.855         8,7%
Extra                       130.757      118.385        10,5%                 133.799               119.651        11,8%
Barateiro                    84.731       78.182         8,4%                  87.251                74.543        17,0%
Extra-Eletro                114.954      146.347       -21,5%                 116.381               147.894       -21,3%
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------
         CBD                112.869      104.579         7,9%                 115.635               100.298        15,3%
------------------------ ----------- ------------ ------------     ------------------- --------------------- ------------

* Results referring to sales area space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.

Note: The productivity indices do not include the Se and Comprebem chains

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

09.01 - INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - NAME OF COMPANY         3 - National Corporate Taxpayers'  4 - CLASSIFICATION     5 - % PARTICIPATION    6 - % OF NET
                                      Registry - CNPJ                                           IN THE CAPITAL OF      EQUITY OF
                                                                                                THE INVESTEE           THE INVESTOR
------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF COMPANY                   8 - NUMBER OF SHARES IN THE                               9 - NUMBER OF SHARES
                                           CURRENT QUARTER                                      IN THE PRIOR QUARTER
                                               (Thousand)                                            (Thousand)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   01     NOVASOC COMERCIAL LTDA,         03.139.761/0001-17             PRIVATELY-HELD                  10,00                 2.71
                                                                           SUBSIDIARY
------------------------------------------------------------------------------------------------------------------------------------
   COMMERCIAL, INDUSTRIAL AND OTHER                                            1                                                  1
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   02     SE SUPERMERCADOS LTDA,          01.545.828/0001-98             CLOSEDLY-HELD                   99,99                12.07
                                                                          SUBSIDIARY
------------------------------------------------------------------------------------------------------------------------------------
   COMMERCIAL, INDUSTRIAL AND OTHER                                         996,807                                         996,807
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

--------------------------------------------------------------------------------
    1 - Item                                                           01
--------------------------------------------------------------------------------
    2 - Issue order number                                            2nd
--------------------------------------------------------------------------------
    3 - Registration number at CVM                    SEP/GER/DCA-98/0013
--------------------------------------------------------------------------------
    4 - Registration date at CVM                                8/17/1998
--------------------------------------------------------------------------------
    5 - Issued series                                                 1st
--------------------------------------------------------------------------------
    6 - Type                                                  Convertible
--------------------------------------------------------------------------------
    7 - Nature                                                     Public
--------------------------------------------------------------------------------
    8 - Issue date                                               7/1/1998
--------------------------------------------------------------------------------
    9 - Due date                                                 7/1/2003
--------------------------------------------------------------------------------
    10 - Type of debenture                             Without preference
--------------------------------------------------------------------------------
    11 - Remuneration conditions prevailing              IGP-M + 13% p.a.
--------------------------------------------------------------------------------
    12 - Premium/discount                                          18.77%
--------------------------------------------------------------------------------
    13 - Nominal value (reais)                                   1,457.29
--------------------------------------------------------------------------------
    14 - Issued amount (Thousands of reais)                         2,696
--------------------------------------------------------------------------------
    15 - Number of debentures issued (unit)                       175,000
--------------------------------------------------------------------------------
    16 - Outstanding debentures (unit)                                  0
--------------------------------------------------------------------------------
    17 - Treasury debentures (unit)                                     0
--------------------------------------------------------------------------------
    18 - Redeemed debentures (unit)                                 1,850
--------------------------------------------------------------------------------
    19 - Converted debentures (unit)                              173,150
--------------------------------------------------------------------------------
    20 - Debentures to be placed (unit)                                 0
--------------------------------------------------------------------------------
    21 - Date of last renegotiation
--------------------------------------------------------------------------------
    22 - Date of next event
--------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES


--------------------------------------------------------------------------------
    1 - Item                                                           02
--------------------------------------------------------------------------------
    2 - Issue order number                                            2nd
--------------------------------------------------------------------------------
    3 - Registration number at CVM                    SEP/GER/DEB-98/0060
--------------------------------------------------------------------------------
    4 - Registration date at CVM                                8/17/1998
--------------------------------------------------------------------------------
    5 - Issued series                                                 2nd
--------------------------------------------------------------------------------
    6 - Type                                                       Simple
--------------------------------------------------------------------------------
    7 - Nature                                                     Public
--------------------------------------------------------------------------------
    8 - Issue date                                               7/1/1998
--------------------------------------------------------------------------------
    9 - Due date                                                 7/1/2003
--------------------------------------------------------------------------------
    10 - Type of debenture                                   Subordinated
--------------------------------------------------------------------------------
    11 - Remuneration conditions prevailing              IGP-M + 13% p.a.
--------------------------------------------------------------------------------
    12 - Premium/discount                                          18.77%
--------------------------------------------------------------------------------
    13 - Nominal value (reais)                                          0
--------------------------------------------------------------------------------
    14 - Issued amount (Thousands of reais)                             0
--------------------------------------------------------------------------------
    15 - Number of debentures issued (unit)                        25,000
--------------------------------------------------------------------------------
    16 - Outstanding debentures (unit)                                  0
--------------------------------------------------------------------------------
    17 - Treasury debentures (unit)                                     0
--------------------------------------------------------------------------------
    18 - Redeemed debentures (unit)                                 2,500
--------------------------------------------------------------------------------
    19 - Converted debentures (unit)                                    0
--------------------------------------------------------------------------------
    20 - Debentures to be placed (unit)                                 0
--------------------------------------------------------------------------------
    21 - Date of last renegotiation
--------------------------------------------------------------------------------
    22 - Date of next event
--------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES


--------------------------------------------------------------------------------
    1 - Item                                                           03
--------------------------------------------------------------------------------
    2 - Issue order number                                            4th
--------------------------------------------------------------------------------
    3 - Registration number at CVM
--------------------------------------------------------------------------------
    4 - Registration date at CVM
--------------------------------------------------------------------------------
    5 - Issued series                                              Unique
--------------------------------------------------------------------------------
    6 - Type                                                  Convertible
--------------------------------------------------------------------------------
    7 - Nature                                                    Private
--------------------------------------------------------------------------------
    8 - Issue date                                               9/1/2000
--------------------------------------------------------------------------------
    9 - Due date                                                8/31/2005
--------------------------------------------------------------------------------
    10 - Type of debenture                                       Floating
--------------------------------------------------------------------------------
    11 - Remuneration conditions prevailing              TJLP + 3.5% p.a.
--------------------------------------------------------------------------------
    12 - Premium/discount                                          22.55%
--------------------------------------------------------------------------------
    13 - Nominal value (reais)                                     788.60
--------------------------------------------------------------------------------
    14 - Issued amount (Thousands of reais)                        78,788
--------------------------------------------------------------------------------
    15 - Number of debentures issued (unit)                       100,000
--------------------------------------------------------------------------------
    16 - Outstanding debentures (unit)                             99,908
--------------------------------------------------------------------------------
    17 - Treasury debentures (unit)                                     0
--------------------------------------------------------------------------------
    18 - Redeemed debentures (unit)                                     0
--------------------------------------------------------------------------------
    19 - Converted debentures (unit)                                   92
--------------------------------------------------------------------------------
    20 - Debentures to be placed (unit)                                 0
--------------------------------------------------------------------------------
    21 - Date of last renegotiation
--------------------------------------------------------------------------------
    22 - Date of next event                                     8/31/2004
--------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

--------------------------------------------------------------------------------
    1 - Item                                                           04
--------------------------------------------------------------------------------
    2 - Issue order number                                            5th
--------------------------------------------------------------------------------
    3 - Registration number at CVM                       SRE/DEB/2002/038
--------------------------------------------------------------------------------
    4 - Registration date at CVM                               11/13/2002
--------------------------------------------------------------------------------
    5 - Issued series                                                   1
--------------------------------------------------------------------------------
    6 - Type                                                       Simple
--------------------------------------------------------------------------------
    7 - Nature                                                     Public
--------------------------------------------------------------------------------
    8 - Issue date                                             10/01/2002
--------------------------------------------------------------------------------
    9 - Due date                                               10/01/2007
--------------------------------------------------------------------------------
    10 - Type of debenture                             Without preference
--------------------------------------------------------------------------------
    11 - Remuneration conditions prevailing              CDI + 1.45% p.a.
--------------------------------------------------------------------------------
    12 - Premium/discount
--------------------------------------------------------------------------------
    13 - Nominal value (reais)                                  10,000.00
--------------------------------------------------------------------------------
    14 - Issued amount (Thousands of reais)                       401,490
--------------------------------------------------------------------------------
    15 - Number of debentures issued (unit)                        40,149
--------------------------------------------------------------------------------
    16 - Outstanding debentures (unit)                             40,149
--------------------------------------------------------------------------------
    17 - Treasury debentures (unit)                                     0
--------------------------------------------------------------------------------
    18 - Redeemed debentures (unit)                                     0
--------------------------------------------------------------------------------
    19 - Converted debentures (unit)                                    0
--------------------------------------------------------------------------------
    20 - Debentures to be placed (unit)                                 0
--------------------------------------------------------------------------------
    21 - Date of last renegotiation
--------------------------------------------------------------------------------
    22 - Date of next event                                    04/01/2004
--------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

16.01 -  OTHER SIGNIFICANT INFORMATION

MAJOR SHAREHOLDERS OF COMPANHIA BRASILEIRA DE DISTRIBUICAO AS OF SEPTEMBER 30, 2003

                                         Common shares           Preferred shares                       Total
                             -------------------------- -------------------------- ---------------------------
                                  Number of                  Number of                   Number of
Shareholders                         shares          %          shares          %           shares          %
---------------------------- --------------- ---------- --------------- ---------- ---------------- ----------
Pao de Acucar Industria e
Comercio                     38,334,406,700      60.40   7,332,819,981      14.75   45,667,226,681      40.34
Valentim dos Santos Diniz     2,280,975,580       3.59              --         --    2,280,975,580       2.02
Peninsula Participacoes
Ltda,                         6,458,266,960      10.17       7,746,144       0.02    6,466,013,104       5.71
Abilio Diniz                    253,726,605       0.40              --         --      253,726,605       0.22
Joao Paulo F, dos Santos
Diniz                                    10         --      18,900,000       0.04       18,900,010       0.02
Ana Maria F, dos Santos
Diniz D`Avila                            10         --      40,500,000       0.08       40,500,010       0.04
Pedro Paulo F, dos Santos
Diniz                               360,850         --              --         --          360,850         --
Lucilia Maria Diniz             894,094,860       1.41       1,072,391         --      895,167,251       0.79
Segisor                      15,218,575,935      23.98  13,622,650,344      27.40   28,841,226,279      25.48
Others                           30,403,889       0.05  28,691,639,174      57.71   28,722,043,063      25.38
                             --------------- ---------- --------------- ---------- ---------------- ----------
Total                        63,470,811,399     100.00  49,715,328,034     100.00  113,186,139,433     100.00
                             =============== ========== =============== ========== ================ ==========

                                         Common shares           Preferred shares                       Total
                             -------------------------- -------------------------- ---------------------------
                                  Number of                  Number of                   Number of
Shareholders                         shares          %          shares          %           shares          %
---------------------------- --------------- ---------- --------------- ---------- ---------------- ----------
Major shareholders           63,440,407,510      99.95  21,023,688,860      42.29   84,464,096,370      74.62
Board of Directors                      104         --     143,150,000       0.29      143,150,104       0.13
Directors                                           --      43,826,000       0.09       43,826,000       0.04
Other shareholders               30,403,785       0.05  28,504,663,174      57.33   28,535,066,959      25.21
                             --------------- ---------- --------------- ---------- ---------------- ----------
Total                        63,470,811,399     100.00  49,715,328,034     100.00  113,186,139,433     100.00
                             =============== ========== =============== ========== ================ ==========
Outstanding shares               30,403,889       0.05  28,691,639,174      57.71   28,722,043,063      25.38
                             =============== ========== =============== ========== ================ ==========

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

1.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

16.01 -  OTHER SIGNIFICANT INFORMATION

MAJOR SHAREHOLDERS OF PAO DE ACUCAR INDUSTRIA E COMERCIO S,A, AS OF SEPTEMBER 30, 2003

                                                Common shares        Preferred shares                   Total
                                       ----------------------- ----------------------- -----------------------
                                         Number of               Number of               Number of
Shareholders                                shares          %       shares          %       shares          %
-------------------------------------  ------------ ---------- ------------ ---------- ------------ ----------
Valentim dos Santos Diniz               60,618,075      34.93        1,267      23.29   60,619,342      34.93
Peninsula Participacoes Ltda,           47,160,145      27.18        1,082      19.89   47,161,227      27.18
Abilio Diniz                            43,075,339      24.82        1,752      32.20   43,077,091      24.82
Lucilia Maria Diniz                     22,689,035      13.07        1,340      24.62   22,690,375      13.07
                                       ------------ ---------- ------------ ---------- ------------ ----------
Total                                  173,542,594     100.00        5,441     100.00  173,548,035     100.00
                                       ============ ========== ============ ========== ============ ==========


MAJOR SHAREHOLDERS OF PENINSULA PARTICIPACOES LTDA, AS OF SEPTEMBER 30, 2003

                                                Common shares        Preferred shares                   Total
                                       ----------------------- ----------------------- -----------------------
                                         Number of               Number of               Number of
Shareholders                                shares          %       shares          %       shares          %
-------------------------------------  ------------ ---------- ------------ ---------- ------------ ----------
Abilio Diniz                               200,000       0.16            1      20.00      200,001       0.16
Joao Paulo F, dos Santos Diniz          30,171,223      24.96            1      20.00   30,171,224      24.96
Ana Maria F, dos Santos Diniz
D`Avila                                 30,171,223      24.96            1      20.00   30,171,224      24.96
Pedro Paulo F, dos Santos Diniz         30,171,223      24.96            1      20.00   30,171,224      24.96
Adriana F, dos Santos Diniz Abrao       30,171,223      24.96            1      20.00   30,171,224      24.96
                                       ------------ ---------- ------------ ---------- ------------ ----------
Total                                  120,884,892     100.00            5     100.00  120,884,897     100.00
                                       ============ ========== ============ ========== ============ ==========


MAJOR SHAREHOLDERS OF SEGISOR AS OF SEPTEMBER 30, 2003

Shareholders                                                                  %
                                                                 --------------
Casino Guichard Perachon                                                  99.99
Others                                                                     0.01
                                                                 --------------
Total                                                                    100.00
                                                                 ==============

MAJOR SHAREHOLDERS OF CASINO GUICHARD PERRACHON AS OF SEPTEMBER 30, 2003

Shareholders                                                                 %
                                                                 --------------
Rallye Group (*)                                                         49.91
Others                                                                   12.98
Outstanding shares                                                       37.41
                                                                 --------------
Total                                                                   100.00
                                                                 ==============
(*) Foreign company

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

01.05 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

17.01 - UNQUALIFIED REPORT ON THE LIMITED REVIEW

     Report of Independent Accountants on the Limited Review

     To the Board of Directors and Shareholders
     Companhia Brasileira de Distribuicao



1 We have carried out limited reviews of the Quarterly Information (ITR) of Companhia Brasileira de Distribuicao for the quarters and none-month periods ended September 30 and June 30, 2003 and September 30, 2002. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised:
     (a) inquiries of and discussions with Company officials responsible for the accounting, financial and operational areas of the Company with regard to the main criteria used for the preparation of the quarterly information and
     (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting principles determined in Brazilian corporate legislation and applicable to the preparation of the quarterly information in accordance with the requirements of the Brazilian Securities Commission (CVM).

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

01.05 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

17.01 - UNQUALIFIED REPORT ON THE LIMITED REVIEW

4 Our limited reviews were conducted to permit us to issue a report on the Quarterly Information (ITR) referred to in paragraph 1. The statements of cash flow and of added value, which are included in the Quarterly Information to provide supplemental information on the company, are not required to be presented by Brazilian accounting practices. The statements of cash flow and of added value were submitted to the same limited review procedures mentioned in paragraph 2. We have identified no significant changes to these statements which would be required to be made for them to be fairly presented in all material aspects in relation to the Quarterly Information taken as a whole.


     Sao Paulo, October 27, 2003


     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5



     Jair R. Allgayer
     Contador CRC 1SP108476/O-3

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: NOVASOC COMERCIAL LTDA,

See ITR 08.01 - Comments on Consolidated Performance

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SE SUPERMERCADOS LTDA,

See ITR 08.01 - Comments on Consolidated Performance

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                September 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers'
                                                                    Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

                                      Index

--------------------------------------------------------------------------------
GROUP  ITR    DESCRIPTION                                                   PAGE
--------------------------------------------------------------------------------
 01     01    IDENTIFICATION                                                 1
--------------------------------------------------------------------------------
 01     02    HEAD OFFICE                                                    1
--------------------------------------------------------------------------------
 01     03    INVESTOR RELATIONS OFFICER (Company Mail Address)              1
--------------------------------------------------------------------------------
 01     04    GENERAL INFORMATION/INDEPENDENT ACCOUNTANT                     1
--------------------------------------------------------------------------------
 01     05    CAPITAL COMPOSITION                                            2
--------------------------------------------------------------------------------
 01     06    CHARACTERISTICS OF THE COMPANY                                 2
--------------------------------------------------------------------------------
 01     07    COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL
              STATEMENTS                                                     2
--------------------------------------------------------------------------------
 01     08    DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER    2
--------------------------------------------------------------------------------
 01     09    SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR             3
--------------------------------------------------------------------------------
 01     10    INVESTOR RELATIONS OFFICER                                     3
--------------------------------------------------------------------------------
 02     01    BALANCE SHEET -ASSETS                                          4
--------------------------------------------------------------------------------
 02     02    BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY           5
--------------------------------------------------------------------------------
 03     01    STATEMENT OF INCOME                                            6
--------------------------------------------------------------------------------
 04     01    NOTES TO THE QUARTERLY INFORMATION                             7
--------------------------------------------------------------------------------
 05     01    COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER            28
--------------------------------------------------------------------------------
 06     01    CONSOLIDATED BALANCE SHEET - ASSETS                           29
--------------------------------------------------------------------------------
 06     02    CONSOLIDATED BALANCE SHEET - LIABILITIES AND
              SHAREHOLDERS' EQUITY                                          30
--------------------------------------------------------------------------------
 07     01    CONSOLIDATED STATEMENT OF INCOME                              31
--------------------------------------------------------------------------------
 08     01    COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER       32
--------------------------------------------------------------------------------
 09     01    INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES         41
--------------------------------------------------------------------------------
 10     01    CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE          42
--------------------------------------------------------------------------------
 16     01    OTHER SIGNIFICANT INFORMATION                                 46
--------------------------------------------------------------------------------
 17     01    UNQUALIFIED REPORT ON THE LIMITED REVIEW                      48
--------------------------------------------------------------------------------
              NOVASOC COMERCIAL LTDA,
--------------------------------------------------------------------------------
 18     02    COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY      50
--------------------------------------------------------------------------------
              SE SUPERMERCADOS LTDA,
--------------------------------------------------------------------------------
 18     02    COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY      51
--------------------------------------------------------------------------------